June 29, 2009
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Inter-Atlantic Financial, Inc.
Preliminary Proxy Statement Filed on Schedule 14A
Filed on May 22, 2009
File No.: 001-33721
Ladies and Gentlemen:
On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a revised copy of the Preliminary Proxy Statement on Schedule 14A originally filed on May 22, 2009 (the “Proxy Statement”). For your convenience, marked copies of this filing are being sent via overnight mail to Rose Zukin.
This letter is being filed in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 18, 2009.
In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of the Proxy Statement.
Proxy Statement
General
1.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.
Response:
We acknowledge that any written instructions, scripts, and outlines used by any person that solicit proxies on behalf of the Company through personal interviews, or telephone, and all other soliciting material furnished to security holders by the Company are required to be filed with the Commission.

2.	Please revise your document so that the page numbers appear in sequence, and do not restart at “Forward-Looking Statements.”
Response:
Pursuant to the Staff’s comment, we have revised the document so that the page numbers appear in sequence and do not restart at “Forward-Looking Statements.”
3.	We note that the target company, Patriot Risk Management, Inc., filed a registration statement on Form S-l on May 13, 2008 that has not yet gone effective. Additionally, we note your statement on page 135 that Patriot’s IPO was “delayed.” Please tell us what Patriot’s plans are with respect to its registration statement. If Patriot does not plan on withdrawing the registration statement, please expand your filing to discuss Patriot’s registration statement and to what extent you plan to use it.
Response:
Patriot plans to withdraw the Form S-1 registration statement if the business combination closes, and if the business combination does not close, then Patriot will review its plans with respect to its Form S-1 registration statement at that time.
4.	Please file your Form of Proxy as soon as practicable.
Response:
Pursuant to the Staff’s comments, we will file the Form of Proxy in the next filing of the Proxy Statement.
5.	Please expand your filing to provide the information required by Item 407(f) of Regulation S-K. See Item 7(d) of Schedule 14A.
Response:
Pursuant to the Staff’s comments, we have expanded our filing on p. 67 of the Proxy Statement to provide the information required by Item 407(f) of Regulation S-K.
6.	Please expand your filing to provide the information required by Item 9(e)(1)-(4) of Schedule 14A.
Response:
Pursuant to the Staff’s comment we have expanded our disclosure on p. 66 to provide the information required by Item 9(e)(1)-(4) of Schedule 14A.

7.	Please include a summary term sheet. This should begin on the first or second page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.
Response:
Pursuant to the Staff’s comment we have modified our disclosure in the Summary section beginning on p. 9 of the Proxy Statement.
Cover Page
8.	Please refer to your statement on page 3, “[t]his proxy statement is dated, 2009 and is first being mailed to Inter-Atlantic stockholders on or about ,2009,” Please revise your filing so that this information appears on the first page of the proxy statement. See Item 1 (b) of Schedule 14A.
Response:
Pursuant to the Staff’s comment we have moved the information referenced in Comment #8 above so that it appears on the first page of the Proxy Statement.
Questions and Answers About the Acquisition
Q. If I have conversion rights, how do I exercise them?, page 4
9.	We note your statement that if a liquidation were to occur, the initial per share liquidation price would be $7.96 based on the trust account balance as of March 31, 2009, Please update this disclosure to reflect the per share liquidation price based on the trust account balance as of the most recent practicable date, Similarly revise throughout your document.
Response:
Pursuant to the Staff’s comment we have updated the disclosure on p. 4 of the Proxy Statement to reflect the per share liquidation price based on the trust account balance as of June 24, 2009, the most recent practicable date.
Q. Are the warrant holders being asked to vote on any of the proposals?, page 5.
10.	Please clarify here and throughout the filing that it is Inter-Atlantic’s obligation and not Patriot’s obligation to amend the terms of their outstanding warrant agreements in order to complete the proposed business transaction.
Response:
Pursuant to the Staff’s comment we have revised the language on p. 5 to clarify that it is Inter-Atlantic’s obligation and not Patriot’s obligation to amend the outstanding warrant agreements in order to complete the proposed business transaction.

11.	As the amendment of the warrants requires the consent of a majority of the warrant holders, please clarify here and elsewhere in the filing, as applicable, the effect on the proposed business transaction if a majority of the warrant holders do not consent to the amendment and redemption of the warrant agreements.
Response:
Pursuant to the Staff’s comments we have modified p. 5 to clarify the effect on the proposed acquisition if a majority of the warrant holders do not consent to the amendment and redemption of the warrant agreements.
Summary
Conditions to the Completion of the Acquisition, page 9
12.	Please revise the list of each party’s obligations to clarify which conditions may be waived.
Response:
Pursuant to the Staff’s comments we have revised the disclosure on p. 10 to clarify which conditions may be waived.
Selected Historical Consolidated Financial Information, page 11
13.	There is no financial information provided for December 31, 2003 here or elsewhere in the filing therefore please remove the references made to this financial information in the opening paragraph and footnote 1 to the financial information.
Response:
Pursuant to the Staff’s comment we have removed the references on p. 18 to the financial information provided for December 31, 2003 in the opening paragraph and footnote 1 to the Selected Historical Consolidated Financial Information.
Risk Factors, page 19
14.	We note your sentence in the introductory paragraph on page 19, “[m]any factors, including the risks described below, could result in a significant or material adverse effect on your business.” This language appears to imply that there are risk factors other than those described below. Please revise the language to clarify that all the material risks relating to the companies and the transaction have been disclosed.
Response:
Pursuant to the Staff’s comments we have revised the language on p. 26 to clarify that all the material risks relating to the companies and the transaction have been disclosed.

“Patriot’s geographic concentration ties its performance to business, economic and regulatory conditions in Florida and certain other states,” page 21
15.	Please include a separate standalone risk factor disclosing that in Florida and in other states in which you operate state regulators establish premium rates and may set rates below the rates necessary for you to maintain profitability.
Response:
We had included a separate standalone risk factor disclosing that in Florida and in other states in which Patriot operates state regulators establish premium rates and may set rates below the rates necessary to maintain profitability; however, inadvertently the heading for such risk factor was not in bold italics so it was not clear that such risk factor was in the Proxy Statement. Pursuant to the Staff’s comments we have put the heading of such risk factor in bold italics on p. 26. For your convenience, the language of such heading is as follows:
“If Patriot does not properly price its insurance policies, its business, financial condition and results of operations will be adversely affected; Patriot does not set prices for its policies in Florida or the other administered pricing states where it writes premiums.”
“An inability to effectively manage the growth of its operations could make it —” page 30
16.	The last three paragraphs of this risk factor, beginning with the sentence reading“[t]he effects of emerging claim and coverage issues on Patriot’s business are uncertain,” appear to address a separate risk from the risk described in the risk factor heading. Please address this risk in a separate discussion following a caption that identifies the risk and potential consequences.
Response:
The last three paragraphs referenced above in Comment #16 do address a separate risk factor from the risk factor discussed immediately prior. Pursuant to the Staff’s comments we have put the following language on p. 38 in bold italics: “[t]he effects of emerging claim and coverage issues on Patriot’s business are uncertain.” This language constitutes the heading of such risk factor.

“Patriot’s business is dependent on the efforts of its senior management and other —” page 32
17.	Please expand this risk factor to identify the key executive officers and employees on which Patriot relies.
Response:
Pursuant to the Staff’s comment we have expanded this risk factor on p. 39 to identify the key executive officers and employees on which Patriot relies.
The Acquisition Proposal, page 46
18.	We note that on page 37 of your filing, you disclose that the Inter-Atlantic board of directors determined that Patriot’s fair market value exceeded 80% of Inter- Atlantic’s net assets and that the consideration to be issued in the acquisition is fair to the Inter-Atlantic stockholders. Please expand your disclosure of “The Acquisition Proposal” section to discuss the board’s valuation. This discussion should include a detailed analysis of the board’s analyses and conclusions. If the Board relied on a financial advisor, please identity the advisor and present their analyses.
Response:
Pursuant to the Staff’s comment, we have modified the disclosure on p. 54 to discuss the Board’s valuation, including a detailed analysis of the Board’s analyses and conclusions. Please note that the Board did not rely on a financial advisor.
Background of the Acquisition, page 46
19.	We note your statement that at the meeting taking place in January 2008. Mr. Lerner explained that Inter-Atlantic was seeking to complete a business transaction, and outlined its criteria for a potential target company. Please expand your disclosure to identify these criteria.
Response:
Pursuant to the Staff’s comment we have modified the disclosure on p. 53 to identify Inter-Atlantic’s criteria for a potential target company.
20.	We note your statement that on January 5, 2009, Mr. Solash sent an email to Mr. Lerner with specific information about Patriot. Please describe the specific information about Patriot sent in that email.
Response:
Pursuant to the Staff’s comment we have modified the disclosure on p. 53 to describe the specific information about Patriot sent by Mr. Solash in his email on January 5, 2009.

21.	Please disclose any compensation that Mr. Solash received from Inter-Atlantic for identifying Patriot as a viable candidate for a business combination.
Response:
Pursuant to the Staff’s comment we have modified the disclosure on p. 53 to state that Mr. Solash did not receive any compensation from Inter-Atlantic for identifying Patriot as a viable candidate for a business combination.
22.	We note your disclosure that Mr. Solash identified the prospective target company as Patriot soon after January 5, 2009. Your next disclosure refers to the agreements entered into by Patriot and Inter-Atlantic on February 25, 2009. Please provide detailed information regarding the events that took place between January 5, 2009 and February 25, 2009. For example, please disclose whether any board meetings took place, describe in detail the nature and substance of the deliberations conducted by the board at their meetings, and state the conclusions reached at those meetings. The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. You should also briefly disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement. Additionally, the parties attending each meeting should be identified.
Response:
Pursuant to the Staff’s comment we have modified the disclosure on pp. 53 and 54 to provide detailed information regarding the events that took place between January 5, 2009 and February 25, 2009.
23.	Please disclose the identities of all Patriot’s and Inter-Atlantic’s representative who participated in each meeting. Please note that this includes legal, financial and management representatives.
Response:
Pursuant to the Staff’s comment we have modified the disclosure on pp. 53 and 54 to disclose the identities of all of Patriot’s and Inter-Atlantic’s representatives who participated in each meeting, including legal, financial and management representatives.

The Charter Amendment Proposal. Page 55
24.	We note that you intend to issue 6.9 million shares of common stock in the transaction and that you may be required to issue up to an additional 5 million shares based on the future trading price of your shares. If you intend to solicit approval for more authorized shares than are necessary for the potential issuance of the 5 million shares, please revise to clarify any plans you have to issue these shares. If you currently do not have any plans or commitments to issue these shares, please revise your document to specifically state that you do not have any plans to commitments to issue these shares.
Response:
Pursuant to the Staff’s comment we have modified our disclosure on p. 62 to clarify that we (i) are soliciting approval for more authorized shares than are necessary for the issuance of the 6.9 million shares of Class B common stock and the potential issuance of an additional 5 million shares of Class B common stock, respectively and (ii) do not currently have any plans or commitments to issue these excess authorized shares, other than the 3 million shares of Class B common stock which will be reserved for issuance pursuant to our 2009 Stock Incentive Plan.
Inter-Atlantic’s Reasons for the Amendment and Restatement page 55
25.	Please expand this subsection to state the reasons for the following proposed amendments to the Certificate of Incorporation:
•	Increasing the authorized common stock;

•	Requiring the affirmative vote of 66 2/3% of all stockholders entitled to vote to amend the certificate of incorporation or adopt a bylaw inconsistent with the certificate of incorporation; and

•	Electing to be governed by Section 203 of the Delaware General Corporation Law.
Please refer to Item 19 of Schedule 14A.
Response:
Pursuant to the Staff’s comment we have expanded our disclosure on p. 62 to state the reasons for the proposed amendments set forth above.
The Director Proposal, page 51
26.	We note your statements on pages 57 and 58 that you may introduce substitute director nominees. Further, we note that if any of the nominees should be unable to serve as director, the shares represented by your proxy card will be voted for the substitute nominees. Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other, unnamed nominees to be designated by you at a later date. Please refer to Rule 14a-4(d)(l) and Item 7 of Schedule 14A.
Response:
Pursuant to the Staff’s comment we have deleted the statements on pp. 64 and 65 which were referenced in this Comment.

Director Proposal B, page 58
27.	You state on page 58 that you are proposing two individuals be elected as Class I directors in the event that the acquisition is not approved. However the Cover Page of your preliminary proxy reads that you are proposing two individuals be elected as Class A directors in the event that the acquisition is not approved. Please revise your filing to correct any inconsistency. In addition please explain what you mean by “Class I.” It appears from your disclosure that should the acquisition not be approved, Inter-Atlantic will not have a staggered board, and Class A and Class B shareholders have equal voting rights.
Response:
Pursuant to the Staff’s comments we have corrected the inconsistency on the cover page of the Proxy Statement and on p. 65 of the Proxy Statement. We have also modified the disclosure on p. 65 to clarify that in the event the acquisition is not approved, Inter-Atlantic will continue to have a staggered Board of Directors.
Information About Nominees, page 58
28.	Please revise the biographical information of Mr. Daras so that it complies with Item 401(e) of Regulation S-K. Refer to Item 7(b) of Schedule 14A. Please revise Mr. Daras’s biography so that it describes his business experience for the past five years, without gaps, and disclose the dates of experience by month and year, as necessary.
Response:
Pursuant to the Staff’s comment, we have modified the disclosure on p. 65 so that Mr. Daras’ biography describes his business experience for the past five years, without gaps, and discloses the dates of experience by month and year, as necessary.
Audit Committee, page 59
29.	We note your statement on page 59 that “[d]uring the fiscal year ended December 31, 2008, Inter-Atlantic’s board of directors acted through meetings and through unanimous written consent times.” As the end of the fiscal year as passed, please expand your disclosure to add the omitted information. Please refer to Item 7(d) of Schedule 14A and Item 407(b)(1) of Regulation S-K.
Response:
Pursuant to the Staff’s comments we have revised the disclosure on p. 66.

30.	Please state whether or not your audit and compensation committees have charters. Please refer to Item 7(d) of Schedule 14A, and Items 407(d)(1) and 407(e)(2) of Regulation S-K.
Response:
Pursuant to the Staff’s comments we have revised the disclosure on pp. 66 and 67 to state that our audit committee does have a written charter and to state that as we have not yet formed a compensation committee we have not yet adopted a written charter for a compensation committee.
31.	Please provide the information required by Item 407(d)(3) of Regulation S-K. Please refer to Item 7(d) of Schedule 14A.
Response:
Pursuant to the Staff’s comment we have provided the information required by Item 407(d)(3) of Regulation S-K on p. 66.
Code of Conduct and Ethics, page 60
32.	We note your disclosure on page 60 that you have adopted a code of conduct and ethics. Please expand your disclosure to provide the information required in Item 406(c) of Regulation S-K.
Response:
Pursuant to the Staff’s comment we have provided the information required by Item 406(c) of Regulation S-K on p. 67.
Executive Compensation, page 60
Benchmarking of Cash and Equity Compensation, page 61
33.	It appears that you plan to benchmark executive compensation against compensation paid by other insurance companies. To the extent known, please revise your disclosure to identify the “similarly situated publicly held companies in the insurance industry.”
Response:
Inter-Atlantic has not identified the “similarly situated publicly held companies in the insurance industry” and will not identify such companies until the acquisition is completed. Therefore, pursuant to the Staff’s comments, we have modified the disclosure on p. 68 to state that following the completion of the acquisition Inter-Atlantic expects to identify companies for inclusion in any benchmarking group which have business characteristics comparable to Inter-Atlantic.

Compensation Components, page 61
34.	To the extent known, please describe the other prerequisites that Inter-Atlantic may extend to its executive officers and that are not available to other employees generally.
Response:
Inter-Atlantic has not identified the prerequisites that Inter-Atlantic may extend to its executive officers and will not know such prerequisites until following the acquisition. Therefore, pursuant to the Staff’s comments we have modified the disclosure on p. 68 to state that while no determination has yet been made regarding such executive prerequisites, Inter-Atlantic may extend other prerequisites to its executives that are not available to its employees generally.
Information about Patriot Business, page 81
Reinsurance, page 105
35.	We note that Patriot entered into a new quota share agreement on January 1, 2009. Pursuant to this agreement, Patriot will cede 68% of all net retained liabilities arising from all traditional business premiums written in Florida, Georgia and New Jersey, Please identify the reinsurance provider and describe the material terms of the agreement. Additionally, tell us whether you plan to file this agreement and your excess of loss agreement with National Indemnity Company if the acquisition is approved. Please tell us when you plan to file them or alternatively provide us with an analysis supporting your determination that you are not substantially dependent on these agreements.
Response:
Pursuant to the Staff’s comments the disclosure on p. 114 has been revised to identify the reinsurance provider and to describe the material terms of the reinsurance agreement. We intend to file a Form 8-K upon completion of the acquisition, and such filing will include all of the material contracts relating to Patriot, including the new quota share agreement dated January 1, 2009, the excess of loss agreement with National Indemnity Company and all other material reinsurance agreements.

Executive Compensation
Compensation Components, page 134
36.	Please refer to your disclosure on page 134 relating to base salary and discretionary annual bonuses. Your discussion does not provide a sufficient analysis. Please revise the discussion to provide the Patriot Board’s analysis in determining the amount of cash bonuses. To the extent the Board identified any corporate and/or individual goals, targets, or thresholds these items should be identified and described. The discussion should clarify which goals, if any, were met and how this information was used to determine awards to each named executive officer.
Response:
Pursuant to the Staff’s comments we have revised the disclosure on p. 141 to clarify that no discretionary bonuses were paid for 2008. The disclosure relating to 2007 bonuses has been deleted to conform with the period disclosed in the summary compensation table.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 144
Insurance Operations, page 147
37.	We note your statement on page 148 that Swiss Reisurance America Corporation is rated AA++ by A.M. Best. Please revise this disclosure to reflect the recent downgrade. To the extent this presents a risk, please include a separate risk factor discussion.
Response:
Pursuant to the Staff’s comment we have modified the disclosure on p. 155 to reflect the recent downgrade of Swiss Reinsurance America Corporation from A++ to A+ by A.M. Best. We do not believe that this downgrade presents a material risk and have therefore not included a separate risk factor.
Investment Portfolio, page 185
38.	You disclose that you use brokers or pricing services to assist you in determining fair values. Consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following;
•	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how much and why you and/or your asset class specialists for your portfolio manager adjusted quotes or prices you obtained from brokers or values obtained by other methodologies;

•	Whether the broker quotes are binding or non-binding; and

•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
Response:
We note that the disclosure in the Investment Portfolio section on p. 192 does not indicate that Patriot uses independent pricing services. However, in response to the Staff’s comment, we have modified the disclosure on p. F-13 and F-35 to delete the reference to an independent pricing service and to add language conforming to the disclosure on p. 192 that describes the process by which management determines fair value.
39.	Please revise your disclosures, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings since they are not particularly useful.
Response:
Pursuant to the Staff’s comment the requested disclosure has been added to p. 191 of the Proxy Statement.
Quantitative and Qualitative Disclosures About Market Risk, page 187
40.	Please expand the discussion of your exposure to credit risk and equity price risk to include the information specified in one of the three disclosure alternatives set forth in Item 305(a)(1) of Regulation S-K.
Response:
Patriot manages its credit risk by investing in investment grade securities. On page 129 under “Information About Patriot — Business — Investments,” and on page 191 under “Management’s Discussion and Analysis — Investment Portfolio,” we have included disclosure containing a table of the total value of investments held, listed by their Standard and Poor’s credit rating, and a table showing the fair value of investment securities by contractual maturity. Management believes that the tabular disclosure of the fair value of the investment securities by credit rating, together with the table showing the contractual maturities, are sufficient to allow investors to assess the future expected cash flows and to assess the portfolio’s underlying exposure to credit risk. As to equity price risk, at March 31, 2009, less than 1% of Patriot’s investment portfolio consisted of equity securities and accordingly Patriot believes that its equity price risk exposure is not material.

Unaudited Pro Forma Condensed Combined Financial Statements, page 197
41.	Please provide us an analysis of how you determined that the accounting acquirer is Patriot Risk. We note that the former shareholders of Inter-Atlantic Financial will have a controlling interest in the company after the merger. Refer to paragraphs 8 and 9 of SFAS 141R in your analysis.
Response:
Patriot Risk Management was determined to be the accounting acquirer based on our consideration of the following factors as discussed in SFAS 141(R), paragraphs A12 c and d, and paragraph A108.
Anticipated Relative Voting Rights in the Combined Entity
The maximum allowable conversion into cash of outstanding shares of Inter- Atlantic common stock in the business combination is 29.99%. Including 3 million additional shares available for stock based compensation, Patriot Risk Management shareholders, directors and officers will retain approximately 49% to 56% of the combined entity’s total outstanding common stock. Including 5 million shares of the additional contingent consideration, Patriot Risk Management shareholders, directors and officers will retain approximately 59% to 65% of the combined entity’s total outstanding common stock. Please see Annex A to this letter for a description of how these percentages are calculated.
Composition of the Governing Body of the Combined Entity
Post closing, only two of the existing seven members of the Inter-Atlantic Financial Board of Directors are expected to continue to serve on Inter-Atlantic’s Board of Directors. Andrew S. Lerner and Frederick S. Hammer, current directors of Inter-Atlantic Financial, will have the right to designate for election or appointment two members to the Board of Directors, who are expected to initially be Messrs. Lerner and Hammer. Existing Inter-Atlantic Financial Directors Robert M. Lichten, Samuel J. Weinhoff, Stephen B. Galasso, D. James Daras and David Gaebler will resign from the Board immediately prior to the closing of the transaction as will each of the current officers of Inter-Atlantic Financial. Existing Patriot Board of Director members Steven M. Mariano, Timothy J. Tompkins, Richard F. Allen, Ronald P. Formento, Sr., John R. Del Pizzo, CPA and C. Timothy Morris will stay on in the same capacity after the closing.

Composition of the Senior Management of the Combined Entity
The current executive officers of Patriot Risk Management, including Steven Mariano, the Chief Executive Officer, Michael Grandstaff, Charles Schuver, Timothy Ermatinger, Richard Turner and Theodore Bryant are expected to remain in their present position and each such individual has entered into an employment agreement in anticipation of Patriot becoming a public company. Therefore, control of the entity post closing will reside with the current Patriot Risk Management team and not the current Inter-Atlantic Financial team.
Furthermore, as outlined in Topic 12 of the SEC Division of Corporation Finance — Financial Reporting Manual, the SEC staff views the acquisition of a private operating company by a non-operating public shell corporation which results in the owners and management of the private company having actual or effective voting and operating control of the combined entity as a capital transaction rather than a business combination. Therefore, management has determined this transaction to be outside the scope of the accounting guidance provided in SFAS 141(R) and the transaction will be accounted for as a reverse recapitalization of Patriot utilizing the net monetary assets of Inter-Atlantic.
The disclosure on page 204 regarding the accounting treatment of the acquisition has been revised to make it consistent with the disclosure contained on page 22, which disclosure reviews the factors described above.
Beneficial Ownership of Securities
42.	Please expand your disclosure to include the identities of those individuals with sole voting and/or dispositive power with respect to the shares beneficially owned by Polar Securities Inc. and affiliates, and QVT Financial L.P. and affiliates.
Response:
The public filings of Polar Securities Inc. and QVT Financial L.P. with respect to their ownership of Inter-Atlantic do not indicate that any individual from either Polar or QVT Financial has sole voting and/or dispositive power with respect to the shares beneficially owned each of those entities. Our disclosure reflects all the information from Polar and QVT Financial which is available to us.
Patriot Risk Management. Inc. Financial Statements
2. Debt Securities, page F-11
43.	With regards to your asset-backed and mortgage-backed securities and your corporate securities that have been in a gross unrealized loss position for 12 months or more at March 31, 2009, please enhance your disclosure to better explain why these securities are not other than temporarily impaired. We noted your disclosure on page 178 that “Patriot anticipates that all of its debt securities would be available to be sold in response to changes in interest rates or changes in the availability of and yields on alternative investments.” Describe the key assumptions made and factors considered in reaching the conclusion that the decline is not other-than-temporary.
Response:
Pursuant to the Staff’s comment we have added disclosure responsive to Comment #43 on p. F-12. The key factors in reaching the conclusion that the decline is not other than temporary are that no debt securities had a forecasted yield less than current book yield as of March 31, 2009. Additionally, the Company was not aware of any specific events which caused concerns regarding credit quality, there were no past due interest payments, the Company has the ability and intent to retain the investment for a sufficient amount of time to allow an anticipated recovery in value and the changes in market value were considered consistent with current market conditions.

2. Investments
Equity Securities, page F-11
44.	With regards to your equity securities in an unrealized loss position for 12 months or longer, please describe the key assumptions made and factors considered in reaching the conclusion that the decline is not other-than-temporary.
Response:
Pursuant to the Staff’s comment we revised the disclosure on p. F-34. In reaching the conclusion that the Company’s common stocks in an unrealized loss position are not other than temporarily impaired, management gave consideration to prevailing equity market conditions and the fact that there were no specific events which caused concerns. The Company has the ability and intent to retain the common stocks for a sufficient amount of time to allow an anticipated recovery in value and the changes in market value were considered normal in relation to overall fluctuations in equity markets.
4. Notes Payable and Subordinated Debentures, page F-14
45.	With respect to the $1.5 million loan from your Chairman, President and CEO, please clarify the last sentence in that paragraph with regards to the guarantee provided by your Chairman, President and CEO. Also, please explain why you are paying the Chairman, President and CEO a 4% guarantee fee as disclosed in Note 18 on page F-52 in connection with the loan made to him.
Response:
Pursuant to the Staff’s comments, the disclosure on p. F-14 has been revised to delete the last sentence of the referenced paragraph. The disclosure on p. F-52 has been revised to clarify that no guarantee fee is paid in connection with that loan.

Premiums Receivable. F-27
46.	You state on page 25 and in Note 6 on page F-39 that your largest customer has not paid its premium receivable balance of $8.3 million. To the extent that you have not provided an allowance for this receivable, please explain the basis for your accounting treatment. If you believe you have a right of offset pursuant to FIN 39, please explain why you believe the right of offset is appropriate.
Response:
Pursuant to the Staff’s comment, disclosure responsive to this comment has been added to pp. F-19 and F-35 as follows:
Management believes these amounts are collectible based upon the following factors: (i) billed amounts due from PES are based on statutorily mandated experience rate modifications promulgated by the National Council on Compensation Insurance and actual premium audit findings; (ii) estimated unbilled amounts due from PES have been accrued in a manner consistent with industry practice; (iii) Florida statutes impose significant fines on employers and employer organizations for inappropriate reporting of payroll information or failing to provide reasonable access to payroll records for payroll verification audits; (iv) the Company has the right to access certain collateral pledged by Westwind as security for premium and other amounts owed by PES and Westwind, including funds held by Guarantee under reinsurance treaties, which totaled approximately $3.3 million as of December 31, 2008 and (v) PES has sufficient financial resources to repay its unsecured obligations.
In addition, relevant disclosures have been updated to eliminate the use of the word “offset” and replaced with “the right to access certain collateral” as no amounts have been offset pursuant to FIN 39.
Revenue Recognition, page F-28
47.	You state here and on page F-8 that you report the ceding commission as a reduction of underwriting expenses in your financial statements. Please clarify in the filing your GAAP basis for your accounting treatment.
Response:
Supplementally, in accordance with paragraph 18.b of SFAS 113, proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable acquisition costs in such a manner that net acquisitions costs are capitalized. We are not aware of any GAAP standards that address the income statement presentation of ceding commissions. However, we believe our presentation of ceding commissions as a reduction to underwriting expenses is consistent with the spirit of the balance sheet presentation guidance provided by paragraph 18.b of SFAS 113 and also consistent with the accounting treatment utilized by our public company peers.

11. Common and Preferred Stock, page F-46
48.	Please tell us if Patriot executed the 1.211846 to 1 stock split of their outstanding common stock and Series B common stock in the form of a dividend and a dividend of warrants to purchase 700,000 shares of common stock declared by the Board of Directors on September 30, 2008.
Response:
Supplementally, the 1.211846 to 1 stock split of Patriot’s outstanding common stock and Series B common stock in the form of a dividend and the dividend of warrants to purchase 700,000 shares of common stock declared by the Board of Directors on September 30, 2008 were not payable until the completion of the initial public offering. The initial public offering was not completed, so these actions were never effected.
12. Share-Based Compensation, page F-46
49.	Please tell us if the grant of 10 year options to purchase an aggregate 1,238,000 shares of common stock to executive officers and certain other employees of the company and the grant of 10-year options to purchase an aggregate of 57,000 shares of common stock to the non-employee directors was actually issued as approved by the compensation committee on September 30, 2008.
Response:
Supplementally, the option grants referenced above in Comment #49 were not actually issued as these grants were approved by the compensation committee of the Board subject to the consummation of Patriot’s initial public offering. As Patriot’s initial public offering was not consummated theses option grants were not actually issued.
19. Business Combination, page F-52
50.	Please tell us if Patriot consummated the stock purchase agreement entered into on March 4, 2008 to acquire Madison Insurance Company for $9.5 million and, if not, the status of that business transaction. If so, please tell us why no disclosure is appropriate.
Response:
Supplementally, Patriot did not consummate the stock purchase agreement entered into on March 4, 2008 to acquire Madison Insurance for $9.5 million. This proposed business transaction was not consummated and has been terminated. No disclosure of this proposed transaction is appropriate as this transaction was never consummated.
In addition, we have revised the disclosure on p. 153 under the heading “Outlook” in order to clarify certain matters described therein.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call William N. Haddad (212-335-4998) should you have any questions.

Very truly yours,

/s/ William N. Haddad

William N. Haddad
cc:  Andrew S. Lerner

ANNEX A (in thousands)

Excluding Earnout Shares	Maximum Conversion	Minimum Conversion

Numerator
Shares to be issued to Patriot stockholders	6,900	6,900
Shares to be available for stock based compensation to Patriot board and management	3,000	3,000

	9,900	9,900

Denominator
Shares issued and outstanding as of March 31, 2009	10,485	10,485
Shares subject to possible conversion as of March 31, 2009	(2,582)	—

	7,903	10,485
Shares to be issued to Patriot stockholders	6,900	6,900
Shares to be available for stock based compensation to Patriot board and management	3,000	3,000

	17,803	20,385

	56%	49%

Including Earnout Shares
Numerator
Shares to be issued to Patriot stockholders	6,900	6,900
Shares to be available for stock based compensation to Patriot board and management	3,000	3,000
Maximum additional shares issued to Patriot stockholders as contingent consideration	5,000	5,000

	14,900	14,900

Denominator
Shares issued and outstanding as of March 31, 2009	10,485	10,485
Shares subject to possible conversion as of March 31, 2009	(2,582)	—

	7,903	10,485
Shares to be issued to Patriot stockholders	6,900	6,900
Shares to be available for stock based compensation to Patriot board and management	3,000	3,000
Maximum additional shares issued to Patriot stockholders as contingent consideration	5,000	5,000

	22,803	25,385

	65%	59%